650 Town Center Drive, 20th Floor Costa Mesa, California 92626-1925 Tel: +1.714.540.1235 Fax: +1.714.755.8290 www.lw.com FIRM / AFFILIATE OFFICES
Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.

February 13, 2024
VIA EDGAR
Division of Corporation Finance
Office of Industrial Applications and Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeanne Bennett
Michael Fay
Juan Grana
Margaret Sawicki

Re:	PACS Group, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted January 25, 2024
File No. 377-06990
Ladies and Gentlemen:
On behalf of PACS Group, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 7, 2024, relating to the Company’s above referenced Draft Registration Statement on Form S-1 initially confidentially submitted to the Staff on December 8, 2023 (the “Registration Statement”) and amended by the first amendment on January 25, 2024 (“Amendment No. 1”). This letter is being submitted together with the second amendment (“Amendment No. 2”) to the Registration Statement, which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also separately sending a copy of Amendment No. 2 marked to show all changes from Amendment No. 1. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

February 13, 2024

Prospectus Summary, page 1
1.We note your response to prior comment 5 and reissue the comment in part. The revised disclosure does not appear to sufficiently balance the existing disclosure. For example, it mentions that you are in a regulated industry but appears to present this as a neutral fact or even a strength. Please revise to balance the existing disclosure. Please also revise to balance your disclosure regarding your revenue, net income, Adjusted EBITDA and CAGR, such as by providing a more fulsome discussion of your operating expenses.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 2 on pages 1, 3, 8, 73, 91, 93 and 103.
Risk Factors
We face and are currently subject to surveys, investigations, and other proceedings relating to our licenses and certification..., page 45
2.We note your response to prior comment 11 and your statement added to page 45: “These facilities received such status as a result of accumulating an above average number of survey deficiency points over the course of multiple surveys, some of which occurred prior to their acquisition.” Please revise to define “survey deficiency points” and list those that your facilities accumulated.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 2 on page 45. The Company respectfully advises the Staff that it does not believe listing the specific deficiencies for these two individual facilities would provide meaningfully relevant or material information regarding the Company or its operations.
Management’s Discussion and Analysis Of Financial Condition and Results Of Operations, page 69
3.We note your disclosure on page 70 that you do not have a controlling financial interest in the joint ventures and that you are not the managing member for any of the joint ventures in which you are invested. Please revise your disclosure throughout the registration statement, including your risk factor disclosure as applicable, to clarify that each joint venture is governed by a managing member that makes significant decisions that impact the performance of the joint venture and you are not the managing member for any of the joint ventures in which you are invested.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 2 on pages 28, 71, 92, and 95.
Key Skilled Services Metrics, page 72
4.Please revise your descriptions, definitions and tables to provide more clarity as these are not readily understandable. For example:
•Certain of your definitions appear circular as you are defining terms by using the same words as used in the term (e.g., Skilled mix by revenue represents skilled revenue as a percentage of routine skilled nursing services revenue, etc.);
•You state skilled nursing services revenue represented over 99% of patient and resident service revenue for 2022 and 2021, whereas there is a skilled mix by revenue that represents something different and much less than 99%;

February 13, 2024

•Your headings and definitions in the definition section do not appear to align and correspond to the actual table (e.g., the skilled mix by revenue heading is comprised of routine revenue and skilled revenue on page 72, but there is no routine revenue nor skilled revenue on page 73); and
•Items appearing adjacent to each other under a heading appear to make up two parts of a whole, but this is not the case (i.e., under skilled mix on page 73).
Please make revisions to address these items. In addition, where you provide a percentage or number related to one part of a whole, please provide the remaining parts of that whole and sum these amounts. Lastly, please do not provide embedded percentages as part of your definitions, but provide these percentages in an appropriate part of the table, to facilitate an understanding.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 2 on pages 73 to 76 .
Non-GAAP Financial Measures, page 75
5.We have reviewed your revised disclosure and response to prior comment 15 and note that Adjusted EBITDAR is a financial valuation measure. Please limit its disclosure to only the most recent period presented as presentation for comparative periods may indicate that the measure is also a performance measure. Please also expand your disclosure to include greater detail and specificity regarding the limitations of Adjusted EBIDTAR. Lastly, please revise your disclosure to have separate presentation of Non-GAAP Performance Measures and the Non-GAAP Valuation Measure. Please make corresponding changes to Summary Consolidated Financial and Other Data.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 2 on pages 18, 76 and 77.
Liquidity & Capital Resources
Operating Activities, page 83
6.We have reviewed your revised disclosure in response to prior comment 17 and note your reference to an increase in days sales outstanding. Please quantify the days’ sales outstanding for the balance sheet dates and describe the reason for the increase, in your filing.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 2 on page 85.
Compensation Discussion And Analysis
Base Salaries, page 121
7.We note your disclosure on page 121 that in connection with the termination of the consulting and strategic advisory services agreement with Helios, a limited liability company owned by Messrs. Murray and Hancock, the base salaries for each of Messrs. Murray and Hancock were increased to $5,000,000, effective as of January 1, 2024. Please

February 13, 2024

revise to clarify the relationship between the termination of the agreement and the base salary increase.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 2 on page 123.
Financial Statements, page F-1
8.We have reviewed your revised disclosure in response to prior comment 22 and have the following comment. Please revise your disclosure to identify with greater specificity the significant judgments and changes in judgments, including the related qualitative and quantitative information, made in applying ASC 606, as set forth in ASC 606-10-50-1, 50-17, and 50-20. Please identify as part of your response the specific disclosure that you have determined fulfills the disclosure requirements.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has clarified its disclosure on page F-16 to identify that variable consideration is estimated using the expected value method. Additionally, on page F-16, the Company discloses that its historical reimbursement experience is used to estimate the implicit price concession. The use of historical reimbursement experience to estimate the implicit price concession is the significant judgment it makes in estimating variable consideration as part of the determination of the transaction price. There are no further significant judgments given that the estimate is driven by historical information. The Company has not had any changes in judgments in the estimation process. The Company discloses on page F-16 that historically the Company has not had material differences between its estimated transaction price and actual collections from payors. Additionally, the Company discloses in Note 2 on page F-11 quantitative values of the implicit price concession recorded as a reduction to patient and resident service revenue for each year presented on the consolidated statements of income.
* * *

February 13, 2024

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8051 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ J. Ross McAloon

J. Ross McAloon
of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)
Jason Murray, Chief Executive Officer, PACS Group, Inc.
John Mitchell, Chief Legal Officer, PACS Group, Inc.
B. Shayne Kennedy, Latham & Watkins LLP
Benjamin K. Marsh, Goodwin Procter LLP
Adam V. Johnson, Goodwin Procter LLP